

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Lei Wang
Chief Executive Officer
Guardforce AI Co., Limited
96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
Bangkok 10210, Thailand

> **Re: Guardforce AI Co., Limited**
> **Registration Statement on Form 20-F**
> **Filed May 18, 2020**
> **File No. 000-56154**

Dear Ms. Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance